Exhibit 99.1

News Release

For Immediate Release

WEST FRASER ANNOUNCES FOURTH QUARTER 2022 RESULTS

VANCOUVER, B.C., February 14, 2023 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) reported today the fourth quarter results of 2022 (“Q4-22”). All dollar amounts in this news release are expressed in U.S. dollars unless noted otherwise.

Fourth Quarter Highlights

•	Sales of $1.615 billion and earnings of $(94) million, or $(1.13) per diluted share

•	Adjusted EBITDA[1] of $70 million, representing 4% of sales

•	Lumber segment Adjusted EBITDA[1] of $(77) million, including $39 million of inventory write-downs

•	North America Engineered Wood Products (“NA EWP”) segment Adjusted EBITDA[1] of $109 million

•	Pulp & Paper segment Adjusted EBITDA[1] of $15 million

•	Europe Engineered Wood Products (“Europe EWP”) segment Adjusted EBITDA[1] of $30 million

•	Repurchased 1.557 million shares for aggregate consideration of $117 million

Annual Highlights

•	Sales of $9.701 billion and earnings of $1.975 billion, or $20.86 per diluted share

•	Adjusted EBITDA[1] of $3.212 billion, representing 33% of sales

•	Lumber segment Adjusted EBITDA[1] of $1.328 billion

•	NA EWP segment Adjusted EBITDA[1] of $1.677 billion

•	Pulp & Paper segment Adjusted EBITDA[1] of $26 million

•	Europe EWP segment Adjusted EBITDA[1] of $186 million

1.	Repurchased 22.373 million shares for aggregate consideration of $1.990 billion

“In the fourth quarter of 2022, we faced a challenging demand market as rising interest rates dampened new home construction activity in the U.S., most acutely impacting our Lumber business. Despite these market conditions, West Fraser delivered another strong year of performance in 2022, recording more than $3.2 billion of adjusted EBITDA for the period and returning nearly $2.1 billion of capital to shareholders through share repurchases and dividends. We continued to benefit from our product and geographic diversification, particularly in the fourth quarter when our North American and European Engineered Wood Panels and Pulp & Paper segments each made significant positive EBITDA contributions,” said Ray Ferris, West Fraser’s President & CEO.

“Over the near term, we anticipate that the business will continue to experience moderating costs, although we expect continued labour constraints and potentially muted product demand as housing affordability and demand find a new equilibrium. Importantly, the West Fraser team has a proven track record of effectively managing through market cycles while maintaining a strong balance sheet, reinvesting in our operations and returning capital to shareholders. As we execute on our core strategy of being a low-cost producer in the key wood building products markets we serve, we will continue to prioritize financial discipline to ensure we capitalize on the favourable demand environment we expect over the medium and longer term.”

•	Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Results Summary

Fourth quarter sales were $1.615 billion, compared to $2.088 billion in the third quarter of 2022. Fourth quarter earnings were $(94) million, or $(1.13) per diluted share, compared to $216 million, or $2.50 per diluted share in the third quarter of 2022. Fourth quarter Adjusted EBITDA1 was $70 million compared to $426 million in the third quarter of 2022.

Full year sales were $9.701 billion, compared to $10.518 billion in 2021. Full year earnings were $1.975 billion, or $20.86 per diluted share, compared to $2.947 million, or $27.03 per diluted share in 2021. Adjusted EBITDA1 was $3.212 billion in 2022 compared to $4.569 billion in 2021.

Liquidity and Capital Allocation

Cash and short-term investments decreased to $1.162 billion at December 31, 2022 from $1.568 billion at December 31, 2021.

Capital expenditures in the fourth quarter were $149 million. Full year capital expenditures were $477 million in 2022 and $635 million in 2021. The 2021 capital expenditures included $276 million for the asset acquisition of the idled oriented strand board (“OSB”) mill near Allendale, South Carolina.

We paid $25 million of dividends in the fourth quarter, or $0.30 per share, and declared a $0.30 per share dividend payable in the first quarter of 2023. We paid $99 million of dividends in 2022.

In the fourth quarter of 2022, we repurchased 1,557,136 shares under our current Normal Course Issuer Bid (“NCIB”) for aggregate consideration of $117 million. For the full year, we repurchased 10,194,000 shares under the current NCIB for aggregate consideration of $859 million, plus an additional 281,115 shares acquired under our previous NCIB for a total repurchase of 10,475,115 shares in 2022. As of February 13, 2023, there are no further shares available to purchase under the current NCIB. A further 11,898,205 shares were repurchased under our substantial issuer bid (“SIB”) in 2022 for aggregate consideration of $1,130 million.

As of February 13, 2023, we have repurchased for cancellation 39,741,794 of the Company’s Common shares since the closing of the Norbord Acquisition on February 1, 2021 through the completion of the 2021 SIB, the 2022 SIB and normal course issuer bids, equalling 73% of the shares issued in respect of the Norbord Acquisition.

Outlook

Markets

Several key trends that have served as positive drivers in recent years are expected to continue to support medium and longer-term demand for new home construction in North America.

The most significant uses for our North America lumber, OSB and wood panel products are residential construction, repair and remodelling and industrial applications. Over the medium term, we expect that an aging housing stock, the backlog of homes to be built due to lagging completions of previously started new home construction and greater entrenchment of work-from-home flexibility will help to offset near-term headwinds and spur repair and renovation spending that supports lumber, plywood and OSB demand. Over the longer term, growing market penetration of mass timber in industrial and commercial applications is also expected to become a more significant source of demand growth for wood building products in North America.

1.	This is a specified financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

The seasonally adjusted annualized rate of U.S. housing starts averaged 1.38 million units in December 2022, with permits issued averaging 1.33 million units, according to the U.S. Census Bureau. Demand for new home construction and our wood building products may decline in the near term should interest rates remain elevated or continue to rise and consequently impact consumer sentiment and housing affordability.

The demand for our European products is expected to remain robust over the longer term as use of OSB as an alternative to plywood grows. Further, an aging housing stock supports long-term repair and renovation spending and additional demand for our wood building products. Near-term challenges, including relatively high and rising interest rates, ongoing geopolitical developments and inflationary pressures, are expected to cause a temporary slowing of demand for our products in Europe, however, we are confident that we will be able to navigate through these periods and respond to opportunities for long-term growth ahead.

Operations

The Company is providing the following operational guidance for 2023:

•	Spruce-pine-fir (“SPF”) shipments are expected to be 2.6 to 2.8 billion board feet

•	Southern yellow pine (“SYP”) shipments are expected to be 2.9 to 3.1 billion board feet

•	NA OSB shipments are expected to be 5.9 to 6.2 billion square feet (3/8-inch basis)

1.	Pulp & Paper segment shipments are not expected to increase from 2022 levels

•	Europe OSB shipments are expected to be 1.0 to 1.2 billion square feet (3/8-inch basis)

•

Costs and availability constraints for transportation, raw materials such as resins and chemicals, and energy are expected to continue to moderate near term, while labour availability is expected to remain challenging

•	Capital expenditures[1] are expected to be $500 million to $600 million

•	This is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Dividend Declared

The Board of Directors of the Company has declared a dividend of $0.30 per share on the Common shares and the Class B Common shares in the capital of the Company, payable on April 4, 2023 to shareholders of record on March 17, 2023. Dividends are designated to be eligible dividends pursuant to subsection 89(14) of the Income Tax Act (Canada) and any applicable provincial legislation pertaining to eligible dividends. Dividends are declared and payable in U.S. dollars. Shareholders may elect to receive their dividends in Canadian dollars. Details regarding the election procedure are available on our website at www.westfraser.com in the “Investors/Stock Information/Dividends” section.

Management Discussion & Analysis (“MD&A”)

Our 2022 Annual MD&A and annual audited consolidated financial statements and accompanying notes are available on our website at www.westfraser.com and the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) website at www.sec.gov/edgar under the Company’s profile.

Sustainability Report

West Fraser’s 2021 Sustainability Report is available on the Company’s website at www.westfraser.com. This report reviews the Company’s key Environmental, Social, and Governance (“ESG”) performance and includes information aligned with the Sustainable Accounting Standards Board (“SASB”), Global Reporting Initiative (“GRI”), the Task Force on Climate-Related Disclosures (“TFCD”) and CDP (formerly the Carbon Disclosure Project).

Risks and Uncertainties

Risk and uncertainty disclosures are included in our 2022 Annual MD&A as well as in our public filings with securities regulatory authorities. See also the discussion of “Forward-Looking Statements” below.

Conference Call

West Fraser will hold an analyst conference call to discuss the Company’s Q4-22 financial and operating results on Wednesday, February 15, 2022, at 8:30 a.m. Pacific Time (11:30 a.m. Eastern Time). To participate in the call, please dial: 1-888-390-0605 (toll-free North America) or 416-764-8609 (toll) or connect on the webcast. The call and an earnings presentation may also be accessed through West Fraser’s website at www.westfraser.com. Please let the operator know you wish to participate in the West Fraser conference call chaired by Mr. Ray Ferris, President and Chief Executive Officer.

Following management’s discussion of the quarterly results, investors and the analyst community will be invited to ask questions. The call will be recorded for webcasting purposes and will be available on the West Fraser website at www.westfraser.com.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States (“U.S.”), the United Kingdom (“U.K.”), and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials.

Forward-Looking Statements

This news release includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.

Forward-looking statements included in this news release include references to the following and their impact on our business:

•

Demand in North American and European markets for our products, including demand from new home construction, repairs and renovations and industrial and commercial applications, the impact of rising interest rates and inflationary pressures and the growing penetration of mass timber;

•	Anticipated moderation of interest rates and availability constraints for transportation, raw materials and energy in the near term and continued challenges on labour availability; and

•	Operation guidance, including projected shipments, inflationary cost pressures on our input costs, transportation, raw materials and energy constraints and projected capital expenditures.

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•

assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the impact of the conflict in the Ukraine;

•	continued increases in interest rates and inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products;

•	global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products;

•	risks inherent to product concentration and cyclicality;

•

effects of competition for logs and fibre resources and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards;

•

effects of variations in the price and availability of manufacturing inputs, including energy, employee wages, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;

•

availability and costs of transportation services, including truck and rail services, and port facilities, the impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services;

•	transportation constraints may negatively impact our ability to meet projected shipment volumes;

•	the timing of our planned capital investments may be delayed, the ultimate costs of these investments may be increased as a result of inflation, and the projected rates of return may not be achieved;

•

various events that could disrupt operations, including natural, man-made or catastrophic events including wildfires and any state of emergency and/or evacuation orders issued by governments and ongoing relations with employees;

•	risks inherent to customer dependence;

•	impact of future cross border trade rulings or agreements;

•	implementation of important strategic initiatives and identification, completion and integration of acquisitions;

•	impact of changes to, or non-compliance with, environmental or other regulations;

•	the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors;

•	government restrictions, standards or regulations intended to reduce greenhouse gas emissions;

•	our inability to achieve our SBTi commitment for the reduction of greenhouse gases as planned;

•	continued governmental approvals and authorizations to access timber supply;

•

changes in government policy and regulation, including actions taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;

•	impact of weather and climate change on our operations or the operations or demand of its suppliers and customers;

•	ability to implement new or upgraded information technology infrastructure;

•	impact of information technology service disruptions or failures;

•	impact of any product liability claims in excess of insurance coverage;

•	risks inherent to a capital intensive industry;

•	impact of future outcomes of tax exposures;

•	potential future changes in tax laws, including tax rates;

•	investigations, claims and legal, regulatory and tax proceedings covering matters which if resolved unfavourably may result in a loss to the Company;

•	effects of currency exposures and exchange rate fluctuations;

•	future operating costs;

•	availability of financing, bank lines, securitization programs and/or other means of liquidity;

•	continued access to timber supply in the traditional territories of Indigenous Nations;

•	our ability to continue to maintain effective internal control over financial reporting;

•	the risks and uncertainties described in this 2022 Annual MD&A; and

•	other risks detailed from time to time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.

In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” in our 2022 Annual MD&A and may differ materially from those anticipated or projected. This list of important factors affecting forward-looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward-looking statements and we undertake no obligation to publicly update or revise any forward-looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.

Non-GAAP and Other Specified Financial Measures

Throughout this news release, we make reference to (i) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), and (ii) certain supplementary financial measures, including our expected capital expenditures (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors with regard to operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS and do not have standardized meanings prescribed by IFRS. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures is provided in the tables set forth below.

Adjusted EBITDA and Adjusted EBITDA by segment

Adjusted EBITDA is used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. Adjusted EBITDA is defined as earnings determined in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other.

Adjusted EBITDA by segment is defined as segment earnings before tax determined for each reportable segment in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: finance expense, amortization, equity-based compensation, restructuring and impairment charges, and other.

EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure, earnings.

Quarterly Adjusted EBITDA

($ millions)

	Q4-22	Q3-22
Earnings (loss)	(94)	216
Finance (income) expense, net	(3)	(3)
Tax (recovery) provision	(31)	80
Amortization	148	140
Equity-based compensation	6	5
Restructuring and impairment charges	47	—
Other	(2)	(12)

Adjusted EBITDA	70	426

The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS measures for each of our reportable segments. We consider that segment earnings before tax is the most directly comparable measure for Adjusted EBITDA by segment, given we do not allocate consolidated tax amounts across our reportable segments.

Quarterly Adjusted EBITDA by segment

($ millions)

Q4-22	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings (loss) before tax	$(161)	$40	$1	$1	$(6)	$(125)
Finance (income) expense, net	(2)	(1)	—	—	(1)	(3)
Amortization	51	73	9	12	2	148
Equity-based compensation	—	—	—	—	6	6
Restructuring and impairment charges	31	—	—	15	—	47
Other expense (income)	2	(3)	5	2	(8)	(2)

Adjusted EBITDA by segment	$(77)	$109	$15	$30	$(6)	$70

Q3-22	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings (loss) before tax	$127	$144	$22	$13	$(10)	$296
Finance (income) expense, net	(5)	2	1	—	(1)	(3)
Amortization	45	71	9	12	3	140
Equity-based compensation	—	—	—	—	5	5
Other expense (income)	(7)	(2)	(3)	(1)	1	(12)

Adjusted EBITDA by segment	$160	$215	$29	$24	$(2)	$426

Expected capital expenditures

This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for 2023 based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, projects focused on optimization and automation of the manufacturing process, and projects to reduce greenhouse gas emissions. This measure assumes no deterioration in current market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in the Company’s 2022 Annual MD&A.

For More Information

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com